UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1)

or 13(e)(1) of the Securities Exchange Act of 1934

SHORETEL, INC.

(Name of Subject Company (Issuer))

SHELBY ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

MITEL US HOLDINGS, INC.

(Parent)

a wholly-owned subsidiary of

MITEL NETWORKS CORPORATION (Mitel)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

825211105

(CUSIP Number of Class of Securities)

Gregory Hiscock

Mitel Networks Corporation

350 Legget Drive,

Ottawa, Ontario

Canada

(613) 592-2122

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Adam M. Givertz

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

(212) 373- 3224

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$562,143,442.50	$65,152.42

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 69,034,351 shares of common stock, par value $0.001 per share (the “Shares”), of ShoreTel, Inc. (“ShoreTel”), a Delaware corporation, outstanding multiplied by the offer price of $7.50 per share; (ii) 1,682,716 Shares reserved for issuance upon the settlement of ShoreTel restricted stock unit awards (“RSUs”) that have vested or are anticipated to vest prior to the completion of the transaction multiplied by the offer price of $7.50 per Share; and (iii) 4,235,392 Shares issuable pursuant to options (“Options”) that have vested or are anticipated to vest prior to the completion of the transaction with an exercise price less than the offer price of $7.50 per Share, multiplied by the offer price of $7.50 per share. The foregoing share figures have been provided by ShoreTel to the Offeror and are as of August 15, 2017, the most recent practicable date.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2017, issued August 31, 2016, is calculated by multiplying the Transaction Valuation by 0.0001159.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$65,152.42	Filing Party:	Mitel Networks Corporation

Form or Registration No.:	Schedule TO	Date Filed:	August 17, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Mitel Networks Corporation (“Mitel”), a Canadian corporation, and relates to the tender offer by Shelby Acquisition Corporation (the “Offeror”), a Delaware corporation and a wholly-owned subsidiary of Mitel US Holdings, Inc. (“Parent”), a Delaware corporation and a wholly-owned subsidiary of Mitel, with the Securities and Exchange Commission (the “SEC”) on August 17, 2017 and as amended pursuant to Amendment No. 1 thereto filed with the SEC by Mitel on August 29, 2017 and Amendment No. 2 thereto filed with the SEC by Mitel on September 8, 2017 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding Shares at a purchase price of $7.50 per Share, net to the seller in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 17, 2017, a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”), and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement, collectively constitute the “Offer”).

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO and is supplemented by the information specifically provided in the Schedule TO. Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule TO.

This Amendment is being filed to amend and supplement the Schedule TO as reflected below.

Amendments to the Schedule TO.

Items 1 through 9 and Item 11 of the Schedule TO, the Offer to Purchase and the other exhibits to the Schedule TO are hereby amended and supplemented as follows:

(a)	Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“On September 18, 2017, Mitel announced an extension of the expiration of the Offer to 5:00 p.m., New York City time, on September 22, 2017, unless the Offer is further extended or earlier terminated. The Offer was previously scheduled to expire at 5:00 p.m., New York City time, on September 18, 2017.

The Depositary and Paying Agent has advised Mitel that, as of 5:00 p.m., New York City time, on September 18, 2017, 58,298,389 Shares, representing approximately 84.15% of the outstanding Shares, have been validly tendered pursuant to the Offer and not properly withdrawn.

The full text of the press release issued by Mitel announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(H) and is incorporated by reference herein.”

(b)	Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, the Offer to Purchase and the other exhibits to the Schedule TO are hereby amended and supplemented as follows:

All references to “5:00 p.m., New York City time, on September 18, 2017” in the Offer to Purchase (Exhibit (a)(1)(A) to the Schedule TO), Form of Letter of Transmittal (Exhibit (a)(1)(B) to the Schedule TO), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C) to the Schedule TO), and Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D) to the Schedule TO) are hereby amended and replaced with “5:00 p.m., New York City time, on September 22, 2017”. Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in any of the foregoing exhibits, are hereby amended and supplemented to reflect the same.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(H) Press Release, dated September 18, 2017.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHELBY ACQUISITION CORPORATION

By:	/s/ Greg Hiscock
Name: Greg Hiscock
Title: Secretary & Director

MITEL US HOLDINGS, INC.

By:	/s/ Greg Hiscock
Name: Greg Hiscock
Title: Secretary & Director

MITEL NETWORKS CORPORATION

By:	/s/ Greg Hiscock
Name: Greg Hiscock
Title: General Counsel & Corporate Secretary

Dated: September 18, 2017

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 17, 2017.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Text of Summary Advertisement, as published in The New York Times on August 17, 2017.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release, dated July 27, 2017 (incorporated by reference to Exhibit 99.1 to Mitel’s Current Report on Form 8-K, filed on July 28, 2017).

(a)(5)(B)	Class Action Complaint dated August 21, 2017 (Scarantino v. ShoreTel, Inc., et al., Case No. 4:17-cv-04857-YGR).**

(a)(5)(C)	Class Action Complaint dated August 22, 2017 (Frydman v. ShoreTel, Inc., et. al., Case No. 5:17-cv-4865-BLF).**

(a)(5)(D)	Class Action Complaint dated August 23, 2017 (Mozee v. ShoreTel, Inc., et. al., Case No. 4:17-cv-04888-HSG).**

(a)(5)(E)	Class Action Complaint dated August 24, 2017 (Simonson v. ShoreTel, Inc., et. al., Case No. 3:17-cv-04931-WHA).**

(a)(5)(F)	Class Action Complaint dated August 28, 2017 (Herrera v. ShoreTel, Inc., et. al., Case No. 3:17-cv-04988-WHO).**

(a)(5)(G)	Class Action Complaint dated August 31, 2017 (De Angelis v. ShoreTel, Inc., et al., Case No. 3:17-cv-05091-WHO).***

(a)(5)(H)	Press Release, dated September 18, 2017.****

(b)(1)	Debt Commitment Letter, dated as of July 26, 2017, by and among Mitel, Parent, Bank of Montreal, N.A., BMO Capital Markets Corp., Citizens Bank, N.A., HSBC Bank Canada and Canadian Imperial Bank of Commerce. (incorporated by reference to Exhibit 10.2 to Mitel’s Current Report on Form 8-K, filed on July 28, 2017).

(b)(2)	Credit Agreement, dated March 9, 2017, among Mitel and Parent as the borrowers, the lenders named therein, Citizens Bank, N.A., as the administrative agent, swingline lender and issuing lender, Citizens Bank, N.A., BMO Capital Markets, Canadian Imperial Bank of Commerce and HSBC Bank Canada, as joint lead arrangers and joint bookrunners, Bank of Montreal, Canadian Imperial Bank of Commerce and HSBC Bank Canada as co-syndication agents, Bank of America, N.A., Export Development Canada and KeyBank National Association as co-documentation agents (incorporated by reference to Exhibit 10.1 to Mitel’s Current Report on Form 8-K, filed on March 15, 2017).

(d)(1)	Agreement and Plan of Merger, dated as of July 26, 2017, by and among Parent, Offeror, ShoreTel and, solely with respect to the matters set forth in Section 1.1(i), Section 5.8, Section 5.10, Section 8.15(a) and Section 8.17 thereof, Mitel (incorporated by reference to Exhibit 2.1 to Mitel’s Current Report on Form 8-K, filed on July 28, 2017).

(d)(2)	Form of Tender Support Agreement, dated as of July 26, 2017, by and among Parent, the Offeror and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 10.1 to Mitel’s Current Report on Form 8-K, filed on July 28, 2017).

(d)(3)	Confidentiality Agreement, dated as of June 16, 2017, by and between Mitel and ShoreTel.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission on August 17, 2017.
**	Previously filed with Amendment No. 1 to the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission on August 29, 2017.
***	Previously filed with Amendment No. 2 to the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission on September 8, 2017.
****	Filed herewith.

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